Exhibit 21

Lyris, Inc.

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation
Commodore Resources, Inc.	Nevada
Lyris Technologies, Inc.	Delaware
Uptilt, Inc.	Delaware
ClickTracks Analytics, Inc.	California
Hot Banana Software, Inc.	Ontario, Canada
Lyris Limited	London, England
Lyris LATAM S.A.	Buenos Aires, Argentina
Lyris APAC PTY Ltd.	Ultimo, Australia